IVT Software, Inc.
196 North Crest Place
Lakewood, NJ 08701
Tel:  732-901-0566

July 23, 2008

Mr.  Collin Webster, ESQ.
Staff Attorney
Securities & Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20548

RE:  IVT Software, Inc.
Form S-1/A File No. 333-151435

Dear Mr. Webster:

     This letter is in response to the comments of the Staff set forth in its letter dated July 18, 2008 concerning the above-referenced Registration Statement (the “Comment Letter”).  For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our response to the corresponding comment.   Please note, we will amend our S-1 in accordance to the staff's response to this comment response.

 Comment:

1.  We note your response to our prior comment issued on June 20, 2008 including your reduction in registered shares from 6,434,169 to 919,167.  However even after the reduction, the reduced number of shares being registered still equals 100% of the Company's outstanding shares held by persons other than Martin Schwartz.  Thus it still appears this offering is an indirect primary offering, which is ineligible for Rule 415(a).  In order to conduct the offering as an indirect primary offering under Rule 415, you must fix the offering price for the duration of the offering and identify all of the selling shareholders as underwriters.  If you disagree, please provide us with a detailed legal analysis as to why the sale of shares by the selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the Issuer.  This analysis should include but not be limited to an explanation of the relationship between the Company and the Selling shareholders, whether there were any material agreements between the Company and the any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock.  See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations on our website for guidance in distinguishing between secondary offering and primary offerings.

Response:

Under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only to “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The shares being registered in the Registration Statement are not being registered on behalf of the Company, but rather on behalf of the named selling stockholders, none of which is a subsidiary of the Company, or of which the Company is a subsidiary. Therefore, we respectfully submit that the sales by the selling stockholders are appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and does not constitute an indirect primary offering.

 In our determination of shares to be registered, we have applied the specific circumstances of the transaction to the factors identified by the Division of Corporation Finance in its Manual of Publicly Available Telephone Interpretations, Section D, Interpretation Number 29, as factors it considers in determining whether a secondary offering is in substance an indirect primary offering by an issuer. Given the totality of the circumstances, we believe that the registration of the shares complies with Rule 415(a)(1)(i). The Section D.29 Interpretation states, in relevant part, as follows:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Below is a discussion of each of these points which we believe supports our conclusion that the offering should be characterized as a traditional secondary offering, rather than an indirect primary offering:

     1. Length of time the selling stockholders have held the shares.

     The Common Shares have been held by the selling stockholders since February 20, 2008, a period of five months.

     2. The circumstances under which the selling stockholders received the securities.

 The Company issued the Common Stock to the selling stockholders in one properly conducted and completed private-placement-equity transaction on a best efforts basis.  The shares have been paid in full and the issuer was permitted to utilize the funds even prior to completion of the offering.  Thus the shareholders were at risk from the time of investment.

 The Common Stock issued in our Regulation D, Rule 506 Offering was issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Rule 506 of Regulation D of the Securities Act of 1933. In accordance with Section 230.506 (b)(1) of the Securities Act of 1933, these shares qualified for exemption under the Rule 506 exemption for this offerings since it met the following requirements set forth in Reg. §230.506:

(A)	No general solicitation or advertising was conducted by us in connection with the offering of any of the Shares.

(B)
At the time of the offering we were not: (1) subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; or (2) an “investment company” within the meaning of the federal securities laws.

(C)
Neither we, nor any of our predecessors, nor any of our directors, nor any beneficial owner of 10% or more of any class of our equity securities, nor any promoter currently connected with us in any capacity has been convicted within the past ten years of any felony in connection with the purchase or sale of any security.

(D)	The offers and sales of securities by us pursuant to the offerings were not attempts to evade any registration or resale requirements of the securities laws of the United States or any of its states.
(E)
   In connection with the issuance of all of these shares, we relied upon the exemption from the registration provisions of the Act contained in Section 4(2) thereof.   Each investor completed a Subscription Agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

     3. Their relationship to the Issuer.

     The Company has no relationship with any selling stockholder other than as a potential stockholder. The selling stockholders do not have representation on the Company’s board of directors and are not otherwise individually affiliated with the Company.  In addition, to the Company’s knowledge, the selling stockholders are unaffiliated private equity investors who have not indicated any intention to act in concert.

   4. The amount of shares involved.

Prior to reducing the number of shares registered to  319,166  which is approximately  one-third of the shares held by non-affiliates,  please consider that such a reduction would result in an aggregate offering price of a mere $9,574 which may impede the Company's ability to secure a market maker.   Considering that the private placement involved only common shares at a fixed price which was paid for at the time of closing,  with no further issuances of securities, and no issuance of convertible or toxic securities,  we would appreciate the staff  re-consider  its position with regard to reducing the number of shares to be registered.  Any consideration towards leniency would be greatly appreciated.

   5. Whether the selling stockholders are in the business of underwriting securities.

 None of the selling stockholders are in the business of underwriting. All of the selling shareholders are individuals, not investment funds or broker dealers.   As stated in the Registration Statement, the selling stockholders made investments in the Company and they are currently subject to the risk of ownership. They have been subject to the risk of ownership for their own accounts since the date of the closing of the transaction and will continue to bear the risk of ownership even after the Registration Statement is declared effective. Furthermore, the registration of the shares was a condition subsequent to each of the respective transactions, not a condition precedent.  Furthermore, the Registration Rights Agreement contained a provision that in the event the registration statement was not deemed effective by the SEC, the Company will not be liable to the shareholders for any liquidation damages.  As a result, the selling stockholders bear the risk that the Company would be unable to register the securities, as well as the ongoing market risk of an investment in the Company.

     Additionally, the re-sale of the shares sought to be registered by the selling stockholders is not analogous to a primary offering by the Company. In a secondary offering, such as the one contained in the Registration Statement, the Company does not receive any proceeds from the re-sale of the securities. Each selling stockholder made an independent decision to invest in the Company and, at that time, the Company received the offering price of the Common Shares issued. Upon re-sale of the shares by any of the selling stockholders, the Company will not receive any proceeds.

The Company believes that the cumulative impact of the above discussed items presents ameliorating qualitative circumstances sufficient to mitigate the strict application of quantitative criteria in the determination of whether, under Rule 415, the registration statement under consideration constitutes a primary or secondary offering of the Company’s common stock.

Based on the foregoing, we respectfully submit that the Section D.29 Interpretation factors supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

In addition, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration in this matter.

Sincerely,

Martin Schwartz
CEO

PS  Please provide a fax  copy of your response to fax number 718-972-6196.